UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March 2008

NATIONAL TELEPHONE COMPANY OF VENEZUELA (CANTV)

(Translation of Registrant’s Name into English)

EDIFICIO CANTV

AVENIDA LIBERTADOR

CARACAS, VENEZUELA

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934

Yes                      No      X

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This report consists of an English translation of the original Spanish language version of a notification given by the registrant to the Comisión Nacional de Valores (Venezuelan National Securities Commission) on March 31, 2008.

This report contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include economic considerations that could affect demand for telecommunications services and the ability of the Company to make collections, inflation, regulatory factors, exchange controls and occurrences in currency markets, competition, labor relations, legal proceedings, and the risk factors set forth in the Company’s various filings with the Securities and Exchange Commission, including its most recently filed Annual Report on Form 20-F. The Company undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

ENGLISH TRANSLATION

Caracas, March 31, 2008

Citizen

FERNANDO DE CANDIA, President

and other members

of the Board of Directors of the

Comisión Nacional de Valores (“CNV”)

His Office.-

I am writing to notify you that we have been informed by the Ministry of the Popular Power for Telecomunications and Information Technology that the Bolivarian Republic of Venezuela, through such Ministry (the “Republic”), has entered into an agreement today with a shareholder of Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) (“CANTV” or the “Company”), Renaissance Technologies LLC (“Renaissance”), for the purchase of three million six hundred thirteen thousand nine hundred ninety-six (3,613,996) American Depositary Shares (“ADSs”) of the Company owned by Renaissance, which each represent seven (7) Class D shares.

The total consideration to be paid by the Republic for each ADS will be an amount of fourteen dollars and fifteen cents (US$ 14.15), which consists of: (i) the purchase price per ADS of eleven dollars and twenty-seven cents (US$ 11.27) and (ii) an amount of two dollars and eighty-eight cents (US$ 2.88) per ADS, which is equal to the amount of the ordinary and extraordinary dividends declared by the Ordinary Shareholders’ Meeting of CANTV held March 31, 2008, with the understanding that the dividends payable with respect to the ADSs being acquired will be paid directly by CANTV to the Republic, whether the closing of the transaction (the time when the Republic pays the consideration, and the ADSs are delivered by Renaissance) occurs prior to the shareholder record date for payment of dividends (April 8, 2008), in which case the Republic would be entitled to receive the ordinary and extraordinary dividends declared by the Ordinary Shareholders’ Meeting of CANTV held March 31, 2008 because it will be the record holder of such ADSs on the record date, or whether the closing occurs after the record date, in which case, pursuant to the agreement, Renaissance will assign to the Republic, with effect as of the closing date, any right it may have to the ordinary and extraordinary dividends declared by the Ordinary Shareholders’ Meeting of CANTV held March 31, 2008, and such dividends will be paid directly to the Republic by CANTV. Accordingly, the purchase price for each of the three million six hundred thirteen thousand nine hundred ninety-six (3,613,996) ADSs of Renaissance is an amount payable in U.S. dollars of eleven dollars and twenty-seven cents (US$11.27).

Once the transaction with Renaissance has been consummated, as required by the securities laws and regulations, the Republic will make an offer to purchase all remaining outstanding Class D shares and ADSs that are not already owned by the Republic which are outstanding at the date the offer commences, within a period of approximately sixty (60) days following the date of consummation of the transaction, at the same price offered to Renaissance. It is contemplated that the holders of the Company’s Class C shares will be able to participate in the offer by converting their Class C shares into Class D shares in accordance with the procedure established in CANTV’s By-laws. Since CANTV shareholders will have received or will be entitled to receive payment of the ordinary and extraordinary dividends declared by the Ordinary Shareholders’ Meeting of CANTV held March 31, 2008 and payable on April 15, 2008 on the commencement date of the offer referred to in this paragraph, the purchase price per ADS will be eleven dollars and twenty-seven cents (US$ 11.27); in addition, given that each ADS represents seven (7) Class D shares of CANTV, the purchase price in the offer referred to in this paragraph for each of the Class D shares of CANTV that are not represented by ADSs will be the equivalent, in bolivars, of one dollar and sixty-one cents (US$ 1.61) per share, calculated at the official exchange rate for the sale of dollars in effect on the closing date of the offer. The Republic is currently considering the most appropriate way to structure the offer in accordance with securities laws and regulations and will file the required information and documentation with the CNV and the U.S. Securities and Exchange Commission.

Solely for reference purposes and also to comply with the provisions of Article 118 of the Law of the Central Bank of Venezuela, the amounts indicated in the previous paragraph are equivalent to the following amounts based on the official exchange rate for the sale of U.S. dollars as of the date hereof, which is two bolívares fuertes and fifteen cents (Bs. 2.15) per one U.S. dollar (US$ 1.00). The equivalent values of such amounts are as follows: i) One dollar and sixty-one cents (US$ 1.61) is equivalent to three bolívares fuertes and forty-six cents (Bs. 3.46) and ii) eleven dollars and twenty-seven cents (US$ 11.27) is equivalent to twenty-four bolívares fuertes and twenty-three cents (Bs. 24.23).

We are available should you need any clarification.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA, (CANTV)

By:	/s/ Alexander Sarmiento
Alexander Sarmiento
Interim Chief Financial Officer

Date: March 31, 2008